    Exhibit 14.1

GREAT LAKES

DREDGE & DOCK CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

contact PERSON: Bob bisAl, chief compliance officer, 630-928-4360

2016 Version

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TABLE OF CONTENTS

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

CODE OF BUSINESS CONDUCT AND ETHICS2

WORKING TOGETHER AS COLLEAGUES4

Why Equal Employment Opportunity Matters4

Disabilities and the Workplace4

A Harassment-Free Workplace: It Works for Everyone5

Immigration Laws6

Safety and Health: Protecting Each Other and the Public6

The Workplace is Drug and Alcohol-Free6

No Place for Weapons in the Workplace7

A Safe and Professional Workplace Free from Hostility, Violence or Intimidation7

E-Mail, Voice Mail, Network, and Internet Access: Technology Tools to Do the Job Better8

Social Media: The Downside of Constant Contact9

Training10

BASIC PRINCIPLES: HOW WE CONDUCT BUSINESS10

Conflicts of Interest Must be Avoided10

Protecting and Using Company Assets and Proprietary Information10

External Communications11

Political Activities11

Business Records and Internal Controls for their Protection, Retention, and Destruction12

Confidentiality12

WORKING WITH OUR CUSTOMERS, SUPPLIERS, CONTRACTORS, AND COMPETITORS13

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Gifts and Fair Dealing13

Federal Contractor Requirements14

INTERNATIONAL business: WORKING OUTSIDE THE U.S.15

Anti-Corruption and Anti-Bribery15

Working with Third Parties Abroad16

Anti-Boycott Laws17

Export Control Laws and International Sanctions17

FAIR COMPETITION: ANTITRUST LAW COMPLIANCE17

ENVIRONMENTAL MATTERS: BEING GOOD STEWARDS OF OUR NATURAL RESOURCES18

INSIDER TRADING: FOLLOWING THE RULES18

Reporting Violations19

COMMITTED TO ANTI-RETALIATION19

policIES19

Compliance and Accountability19

Contact Persons Identified in this Code of Business Conduct and Ethics21

Listen-Up Hotline21

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INTRODUCTION – MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

At Great Lakes Dredge and Dock Corporation, we strive to act ethically and treat each other, our customers, and vendors with respect. This is shown by our interactions with each other and how we do business.  If we had to boil down our philosophy, we think the below two points clearly convey the Company’s beliefs.

•	We strive for the highest ethical and business standards
•	Do the right thing, even when people aren’t looking

To help us navigate on this road of high standards, you are encouraged to read this Code of Business Conduct and Ethics.  The Code is an important tool that sets forth the critical and ethical policies and laws that we must follow.  Everyone in our Company, including our employees, officers, and directors are responsible for behaving in accordance with the principles and requirements set out in the Code.

Familiarizing yourself with, and abiding by, the Code will help to reduce the likelihood that you will act in an inappropriate manner.  It is especially important for each of us to realize that a violation of the policies set forth in this Code, as well as other applicable laws and regulations, can expose the Company – and us personally – to lawsuits, enforcement actions, criminal prosecution, substantial monetary penalties, and reputational damage.  Each employee is encouraged to direct any questions about any aspect of this Code to a supervisor, the Chief Compliance Officer, or any member of Senior Management.  Discussion is encouraged and will help lead to a better understanding of conducting the Company’s business in accordance with the highest ethical and business standards.

Working together towards a common goal consistent with the information contained within this Code will make us a stronger Company.

JONATHAN W. BERGER Chief Executive Officer

CODE OF BUSINESS CONDUCT AND ETHICS

The success of our Company depends on the expertise and experience of our people, along with our reputation for doing business in a fair and ethical way.  Conducting our business with a strong sense of ethics, honesty, and integrity is critical to maintaining trust and credibility with customers, suppliers, employees, communities, owners, and other business partners.  Every employee plays a very important role in continuing this tradition.

As the foundation of these principles, it is the Company’s policy to comply with all applicable laws everywhere we do business.  We do business in many parts of the world, and the laws vary in different countries.  All employees of the Company (which, for purposes of this Code, includes our officers and directors) are expected to know and follow this Code of Business Conduct and Ethics (the "Code"), as well as the laws, regulations, and other Company policies that apply to their jobs.

Likewise, all employees of the Company must abide by the highest standards of business ethics.  Every employee is expected to act honestly, responsibly, in good faith, and at all times exercise competence and diligence.  All customers, contractors, suppliers, and others with whom we do business, should be treated with respect and dignity.

This Code provides a guide to some of the most common issues that can arise in business situations, and discusses what you and the Company must do to comply with applicable laws and regulations.  The Code does not (and cannot) completely cover every law or regulation or the ethics that govern a particular business situation.  It is intended to be a guide, and the fact that the Code does not specifically address a particular legal or ethical situation does not diminish our obligation of full and complete compliance.  The Company depends on you to use your common sense and good business judgment to ethically and lawfully address each situation you encounter.  Questions about any ethical matter, law, regulation, the Code, or Company policy should be discussed with a supervisor, Company legal counsel, the Chief Compliance Officer, or any member of Senior Management.  All employees are encouraged to seek guidance when in doubt about the best course of action in a particular situation.  A full and frank discussion of questions or problem situations as they arise with those who may assist you is critical to compliance with Company policies and fulfilling your job responsibilities.  Please do not hesitate to seek such advice if you need it.

Finally, it is crucial to the administration of this Code that if you ever become aware of an actual or potential ethical problem or illegal behavior, you should promptly report it to a supervisor and/or the Chief Compliance Officer.  There will be no retaliation for reporting such matters in good faith.  It is every employee’s responsibility to live up to this high ethical standard and act accordingly.  If you have any doubt, ask a supervisor, the Chief Compliance Officer, or any member of Senior Management.

NOTE: This Code is not a contract of employment and does not create any contractual rights between the Company and any employee or third party.  The Code sets standards of conduct and ethics that are required when an employee is at work or acts on the Company’s behalf.

WORKING TOGETHER AS COLLEAGUES

Why Equal Employment Opportunity Matters

Equal employment opportunity is one of our core values and it is an essential part of our business success.  We will not tolerate discrimination by or against any employee.  Specifically, our policy forbids discrimination based on any of the following:

●	Race
●	Color
●	Gender
●	Religion
●	National or ethnic origin
●	Age
●	Sexual orientation
●	Gender identity
●	Physical or mental disability
●	Veteran status
●	Genetic information
●	Any other characteristic prohibited by applicable law

This policy applies to recruitment, hiring, discipline, training, promotion, compensation, and every other term or condition of employment.  The Company also deals with its customers, prospective customers, suppliers, and contractors on a non-discriminatory basis.  Further, those who allege discrimination in good faith, or assist other employees who complain about discrimination or harassment, are protected from any retaliation.

Disabilities and the Workplace

Consistent with applicable law, the Company is committed to providing reasonable accommodations, which do not create undue hardship for the Company, for individuals' disabilities.  The legal requirements concerning disabilities involve not only a duty to refrain from discrimination on the basis of a disability, a history of a disability, or when regarded as having a disability, but also to make reasonable accommodations for qualified individuals with disabilities unless doing so would result in an undue hardship to the Company.  Although not every medical condition constitutes a disability, care must be taken in addressing any situation where an individual may have a qualifying physical or mental condition.

Any questions should be directed to the Human Resources Director.

A Harassment-Free Workplace: It Works for Everyone

The Company is committed to promoting a working environment where individuals are treated with dignity and respect and are free from harassment, whether on the basis of race, color, gender, religion, national or ethnic origin, age, sexual orientation, gender identity, physical or mental disability, veteran status, genetic information status, or any other characteristic prohibited by applicable law.  We will not tolerate harassment by or against any employee.

Harassment is unwelcome conduct based on a protected characteristic or characteristics.  Harassment can come in many forms.  One form of harassment is unwanted physical contact, but it can also include offensive or derogatory comments, jokes, racial or ethnic slurs, or derogatory pictures, drawings, and videos.  Because we do business in many countries, employees should be mindful of behavior that might be considered appropriate in one culture, might be inappropriate in another culture.

If you are in doubt as to the appropriateness of a comment, action, or communication, it should probably not be said, done, or made.  You should always err on the side of exercising discretion and refrain from saying or doing anything that could be considered offensive by others.  A harassment-free and respectful workplace is more congenial, more productive, and a better workplace for all.  This mandate against harassment applies to not only employees, but with others who conduct business with the Company.

Harassment will not be tolerated.  Employees who observe or become aware of harassment or discrimination should promptly bring it to the attention of their supervisor or the Human Resources Director.  The Company will respond promptly to all complaints of harassment or discrimination.  If it is determined that conduct in violation of this policy has occurred, action will be taken to stop the conduct and effective corrective action and/or discipline, potentially including discharge, will be imposed.  No retaliation will be imposed or tolerated for employees who report such matters in good faith.  While complete confidentiality cannot be guaranteed, the complaint and information collected during the investigation will be kept confidential to the extent possible and will not be disclosed unnecessarily.

Examples of potential violations of this Code:

Florence has noticed that Ian has begun to stop by her desk frequently to socialize with her.  She is busy and really doesn't want to take time away from her work to talk, but more than that he is making her feel uncomfortable because he stands very close to her.  Yesterday, Ian made an inappropriate, personal comment to Florence and leaned against her.

Shaw noticed a group of employees in the break room laughing and passing around a picture of another co-worker who was not fully dressed.  When the group of employees noticed Shaw, they asked if he wanted to look too.  Shaw was embarrassed and quickly left the room.

What should these employees do? These situations raise a potential violation of Company policy and should be promptly reported to a supervisor or the Human Resources Director.  No retaliation will be imposed or tolerated for employees who report such matters in good faith.

Immigration Laws

The Company is committed to complying with applicable immigration laws in the countries where we operate.  We are committed to hiring and retaining employees who are legally authorized to work in the country where they are seeking employment or being deployed.  Therefore, as required and allowed by law, we will inspect, verify, and document appropriate information related to job applicants and employees.

Safety and Health: Protecting Each Other and the Public

The Company aims to provide the safest working conditions to protect the health and safety of employees and the public in its facilities, both on-shore and off-shore.  The commitment of all employees to this effort is vital.  Specifically, the Company and its employees must work together to accomplish the following:

●	Compliance with all applicable occupational safety and health and environmental laws, regulations, and standards.
●	Development and implementation of the best and most feasible procedures, controls, technologies, policies, and programs.
●	Continuous striving to ensure zero workplace accidents and hazards for all.

Many of our employees operate in environments that can be dangerous.  A commitment to safety in all aspects of the job cannot be overemphasized.  Safety must have the highest priority in the performance of any work.  You should promptly notify a supervisor or the Site Safety Advisor of any work hazards that come to your attention.

The Workplace is Drug and Alcohol-Free

We recognize that controlled substance (which includes illegal drugs) use and alcohol abuse pose a significant threat to our goals of protecting the safety, health, and well-being of all employees and other individuals in our workplace.  We have established a drug and alcohol-free workplace program that balances our respect for individuals.  The Company prohibits its employees and contractors from engaging in the following activities:

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Reporting to work or being on duty while under the influence of alcohol or a controlled substance (unless the controlled substance is prescribed by a health care professional, is being taken as directed, and its use presents no safety risk to the user or others).

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Manufacturing, distributing, dispensing, selling, trading, offering, possessing, or using a controlled substance, alcohol, or drug paraphernalia in or about any workplace area, on Company property, or in Company-supplied vehicles or vessels.

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Manufacturing, distributing, dispensing, possessing, or using any controlled substance or alcohol while off duty or off Company premises in any manner which may adversely affect the individual’s work performance, his or her own or others’ safety at work, or the Company or its reputation in the community.

The Company reserves the right to request that employees submit to drug or alcohol testing.

No Place for Weapons in the Workplace

Possession of firearms or any dangerous weapon in the workplace or while conducting Company business is forbidden, unless otherwise provided by law or authorized by Senior Management.

A Safe and Professional Workplace Free from Hostility, Violence or Intimidation

The Company is committed to promoting a professional and respectful working environment where individuals feel safe and free from any hostility, violence or intimidation.  Employees are expected to conduct themselves in a manner at all times consistent with this expectation.

Any form of hostility, violence, or intimidation in the workplace is strictly prohibited.  This includes:

●	Threats of violence or direct or indirect intimidation.
●	Violent, hostile, or aggressive acts (threatening messages, fighting, pushing, kicking, shoving, hitting, throwing objects).
●	Vandalism or destruction of Company property or other employees’ personal property.
●	Physical or verbal harassment, abuse, bullying or threats.
●	Electronic or computer harassment or intimidation.

Examples of potential violations of this Code:

José is a new employee at the Company.  He has been on the job about three weeks and is still training on some aspects of his job.  Recently, José has overheard his co-workers saying negative things about him and calling him "stupid." Also, one day at the end of his shift, he found a note on his car in the Company parking lot with obscenities and threating him if he didn't quit his job.  Then the next day, one of his car windows had been broken.

Sarah thinks she is doing a good job at work, but her supervisor has yelled at her several times.  The last time Sarah's supervisor shouted very loudly, used profanity, and threw a notebook across the room when giving her instructions on how to do a project.  Sarah does not think this unprofessional behavior is appropriate in the office.

What should these employees do? These situations raise a potential violation of Company policy and should be promptly reported to a supervisor or the Human Resources Director.  No retaliation will be imposed or tolerated for employees who report such matters in good faith.

E-Mail, Voice Mail, Network, and Internet Access: Technology Tools to Do the Job Better

Technological tools such as e-mail, the Internet, voice mail, cell and smart phones, tablets, and computers make us more productive and efficient in our work.  However, we must use these resources responsibly, professionally, ethically, and lawfully.  The Company allows limited and appropriate personal use of these Company-provided tools if the use does not:

●	Interfere with the employee's work performance.
●	Interfere with any other user’s work performance.
●	Unreasonably burden the operation of the systems.
●	Violate any Company policy, law, or regulation.

However, employees should have no expectation of personal privacy in their use.  The data created and information stored, transmitted, or received is and remains the property of the Company.  Further, the Company may audit or review Company networks and systems (including cell and smart phones, tablets, and computers) to ensure compliance with Company policy at its discretion and without the consent of the employee, unless not allowed under local law.  While the Company may monitor such systems, it does not assume any obligation to review all or any usage of such systems.

Certain activities involving the use of the Company’s technology and communications systems are strictly prohibited, including the following:

●	Unauthorized copying of copyrighted material.
●	Introduction of malicious software into the network or server.
●	Revealing account passwords or allowing use of the account by others. Employees are not allowed to share Company passwords with anyone else.
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Procuring or transmitting material that is in violation of the Company’s harassment, discrimination or other workplace conduct policies.  As an example, employees are not allowed to access, view, or share any material containing racial, sexual, pornographic, or similar content.

●	Making fraudulent offers of products, items, or services from any Company account.
●	Effecting security breaches or disruptions of network communication.

Every employee is responsible for using Company technology in an appropriate manner. If you become aware of someone using these resources for any inappropriate activities, you should promptly report the incident to your supervisor.

Social Media: The Downside of Constant Contact

With the rise of new communications tools, the way in which the Company and its employees can communicate internally and externally continues to evolve. While this creates new opportunities for communication and collaboration, it also creates new responsibilities for the Company and its employees.

In order to post on social media sites for work purposes (i.e., on behalf of the Company), you will need prior approval from the Chief Compliance Officer. Currently, approval is only granted for limited corporate-led initiatives.

If you are posting personally and identify yourself as a Company employee or discuss matters relating to the Company’s business on social media, please remember that although you view your site or blog as a personal project and medium of personal expression, some readers may view you as a spokesperson for the Company.  Please make it clear that the views you express are yours alone and do not necessarily reflect the views of the Company.

Training

The Company believes that training our employees to perform their job responsibilities is important to the safety and well-being of our employees and to their careers, as well as to the success of the Company.  Employees are expected to take training as required by the Company with respect to their areas of work responsibilities.

BASIC PRINCIPLES: HOW WE CONDUCT BUSINESS

Conflicts of Interest Must be Avoided

Employees have an obligation to avoid any conflict of interest (or even an appearance of a conflict). A conflict of interest can arise when the personal interest of an employee, or the interest of a member of his or her family, conflicts, interferes, or appears to interfere, with the legitimate business concerns of the Company.

Employees must recognize and address conflicts of interest. An employee shall not act in such a way that they personally benefit from a business transaction or opportunity that disadvantages the Company. This principle also applies to the employee’s immediate family. Care should be taken to identify and disclose situations in which an employee or family member has an interest that directly or indirectly conflicts, or appears to conflict, with the legitimate business interests of the Company. For instance, a conflict of interest may arise if an employee has a financial interest in a business that directly competes with the Company or a business that is a supplier or prospective supplier to the Company.

Similarly, employees are prohibited from taking for themselves a business opportunity that arises out of the use of Company assets or information unless the prior written consent of the Company’s Senior Management is obtained.  Employees must not compete directly or indirectly with the Company or use Company property, information, or position for their personal gain.

Should a conflict, or potential conflict, arise, employees should promptly contact their supervisor or the Chief Compliance Officer. Certain conflicts can be managed, but the first step is to always disclose the matter to the Company and seek direction.

Protecting and Using Company Assets and Proprietary Information

All assets and property of the Company and Company funds are to be used for legitimate Company purposes only and never for personal benefit. Every employee must use good judgment when using or expending Company property or assets and make sure that those uses or expenditures are efficient, fair, reasonable, appropriate to the circumstances, and in accordance with Company policies and procedures.

The Company’s property, facilities, equipment, vehicles, and supplies are to be used only in the course of business for purposes authorized by management.  Employees are responsible for protecting corporate property and assets and using them efficiently. Any action by an employee that involves, theft, fraud, embezzlement, or misappropriation of Company assets or property is prohibited. Any suspected incident of inappropriate use, fraud, or theft should be promptly reported for investigation.

The obligation to protect the Company’s assets includes the Company’s proprietary information.  Proprietary information includes intellectual property such as trade secrets and patents, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records, and any non-public financial data or reports. Unauthorized use or distribution of Company proprietary information is prohibited, and could be illegal, in which case, it could result in civil or criminal penalties.  Respect copyright, trademark, and similar laws and use such protected information in compliance with applicable legal standards.

External Communications

When information is communicated with those outside the Company and the general public on behalf of the Company, care must be taken to ensure that it is accurate and timely. No statements about the Company, its activities, or the activities of our employees should be given to the press, analysts, regulatory bodies, or others on behalf of the Company without the authorization by Senior Management. Refer media and other outside inquiries for official Company response to the Company’s Investor Relations Director.

Political Activities

The Company encourages its employees to be active in civic affairs and to participate in the political process. However, those activities are to be conducted solely on behalf of the individual employee, on personal time, and at personal expense. Other than employees who have been designated by the Company as an authorized spokesperson, no employee is authorized to speak on behalf of the Company and should not suggest or imply that his or her views are those of the Company. Further, no employee should: (a) expend the Company’s funds or facilities, directly or indirectly, on behalf of any political organization, campaign, or candidate for public office, except as permitted by federal and state laws; (b) provide personal services on behalf of a candidate, political organization, or campaign on Company time; or (c) make any payment, gift, entertainment, or use of Company facilities for the private benefit of any governmental official or employee, unless a member of Senior Management determines that such payment, gift, entertainment, or use of Company facilities is lawful, and prior written approval from Senior Management is obtained.

Business Records and Internal Controls for their Protection, Retention, and Destruction

Each employee is responsible for maintaining the integrity and accuracy of the books and records related to that employee's job. All Company financial books, records, accounts, and other documents must accurately reflect transactions and events and conform to applicable accounting principles and the Company's internal controls.  It is prohibited for any employee to falsify a Company document or record or to hide or disguise the true nature of a transaction.

Our corporate records are important Company assets.  Corporate records include essentially everything you produce as an employee, regardless of its format. A corporate record may be in the form of paper, computer tapes, microfilm, electronic mail, or voice mail.  It may be something as obvious as a report, memorandum, contract, or expense record. Other examples of corporate records can include such things as PowerPoint presentation materials, electronic mail, voice mails, and calendars.

The Company is required by law to maintain certain types of corporate records, usually for a specified period of time. Failure to retain such documents for such minimum periods could subject the Company to penalties and fines, cause the loss of rights, obstruct justice, place the Company in contempt of court, or place the Company at a serious disadvantage in litigation. Accordingly, the Company has established controls to ensure retention of such records for required periods and timely destruction of retrievable records, such as paper copies and records on computers, electronic systems, microfiche, and microfilm.

Confidentiality

Protection of confidential and proprietary Company business information is essential.  Such information includes all non-public information related to Company business.  This includes, for example, trade secrets, processes, formulas, data, know-how, business techniques, business forecasts, plans, strategies, customer and supplier information, equipment and overhead rates, project estimates, estimating formulas, designs, business and market plans, etc.  Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.  When entrusted with this information, employees must:

●	Share confidential information with others within the Company only on a need-to-know basis.
●	Never discuss confidential information in places where others may overhear.
●	Not disclose such information outside the Company unless expressly authorized by the Company in the course of job duties or as legally required.
●	Refer media and other outside inquiries for official Company response to the Company’s Investor Relations Director.
●	Continue to protect the confidentiality of such information even after employment ends.

The Company may also have in its possession confidential and proprietary information that is the property of others and to which the Company is subject to confidentiality and non-disclosure restrictions.  Employees should comply fully with any contractual obligations related to the information of others.

Further, nothing in this Code prohibits the reporting of possible violations of federal law or regulation to any governmental agency or entity, including, but not limited to, the Department of Justice, the Securities and Exchange Commission, the U.S. Congress, and any Agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation.  Employees do not need the prior authorization of the Company to make any such reports or disclosures and are not required to notify the Company that they have made such reports or disclosures.

Nothing in the Code is intended to nor does interfere with, restrain, or coerce employees in the exercise of federal or state labor law or other rights, including any and all rights under the National Labor Relations Act.  This applies to all policies, including the Code and any policies referenced herein.

WORKING WITH OUR CUSTOMERS, SUPPLIERS, CONTRACTORS, AND COMPETITORS

Certain legal and ethical issues come into play in our dealings with our customers, suppliers, contractors, and competitors.  A good understanding by our employees of what must govern their conduct in these situations is essential in order to maintain our reputation for excellence, integrity, and fair dealing.

Gifts and Fair Dealing

The Company is committed to doing business with the highest ethical standards and fair dealing with all customers, contractors, and others.  This commitment is a core Company value.  What this means is that the Company, through its employees and other representatives, is truthful, honest, and fair.  The Company does not condone misrepresentation, concealment, manipulation, abuse of confidential or proprietary information, or other unfair practices.  The Company deals with others in good faith and expects the same in return.

Company business should be awarded solely based on quality, service, and competitive pricing.  To avoid even the appearance of improper influence, no employee or member of an employee’s immediate family may accept any gift of more than token value.  Employees are also prohibited from accepting any kind of payment, loan, or unusually lavish hospitality (such as expensive meals or entertainment) from customers, suppliers, or contractors.  Whether intended for an improper purpose or not, they can have the appearance of impropriety and are not permitted.  Similarly, no employee or any member of an employee’s immediate family should give a gift of more than token value to any customer, supplier, or contractor.  Should any question arise as to what “token value” means or what may constitute “unusual hospitality,” contact the Chief Compliance Officer for guidance.

In keeping with the Company’s core values, no employee should take unfair advantage through manipulation, concealment, deceit, abuse of confidential information, misrepresentation of material facts, or any other dishonest tactic.

Romantic and similar relationships between an employee and an employee of a customer, supplier, or contractor should be avoided.  Such relationships, if they do occur, should be disclosed at the earliest opportunity to a supervisor or member of Senior Management.

Bid representations and certifications should be complete and accurate and carefully reviewed by division management before they are released.  Joint venture bids should be reviewed by the Legal Department.

Examples of violations of this Code:

Sue is an employee of the Company.  Her sister owns a small business.  Sue asked another Company employee to help her sister get a contract with our Company.  Is that OK?

This situation raises a potential conflict of interest and should be discussed with the Chief Compliance Officer.  It is possible that Sue’s sister could still bid on the business, but Sue should seek guidance, and Sue probably should not be personally involved.  It is our policy that Company business should be awarded solely based on quality, service, and competitive pricing.

During the holiday season, one of Joe’s customers says she plans to send an expensive gift basket to Joe’s spouse at home.  Can Joe’s spouse accept that gift?

This situation raises a potential conflict of interest and should be discussed with the Chief Compliance Officer.  It is the Company's policy that no employee or member of an employee’s immediate family may accept any gift of more than token value.

Federal Contractor Requirements

The Company regularly does business with the federal government of the United States, both directly and on federally-funded projects.  As a federal contractor, the Company and its subcontractors have certain legal obligations.  These include:

●	Providing prevailing wages and benefits on certain projects.
●	Complying with affirmative action and drug-free workplace obligations.
●	Keeping certain records and reporting information to the government.
●	Providing fully accurate cost and billing information to the government.

●	Posting information and notifying employees of their rights and the Company’s obligations under certain laws.

If you have any questions about the requirements for a particular project or a position, you should raise the issue with the Legal Department.  Compliance with our obligations as a government contractor is mandatory, and a failure to do so could result in a loss of work, debarment or criminal or civil prosecution which hurts employees and the Company.  All employees should be diligent in ensuring that all requirements are followed.

INTERNATIONAL business: WORKING OUTSIDE THE U.S.

The Company strives to comply with all applicable laws in all jurisdictions where it conducts its business, and to ensure compliance with U.S. laws that govern international business.  For more detailed information on this subject, please contact the Chief Compliance Officer.  The following are summaries of various areas of the law that are important when the Company conducts business outside of the United States.

Anti-Corruption and Anti-Bribery

Bribery and corruption are unacceptable and prohibited.  The Company is committed to complying with the U.S. Foreign Corrupt Practices Act (“FCPA”), as well as other applicable anti-corruption and anti-bribery laws.

The concept of bribery is broadly construed.  It includes not only the paying of cash, but also the act of giving anything of value to a government official to obtain or retain business or to secure an advantage in business.  It is even considered a violation when a bribe is merely offered, promised or requested but not actually paid or received.  The term “anything of value” is expansive.  It refers to any items or action that has any sort of value, including cash or cash equivalents, donations, discounts, incentive payments, entertainment and recreation, registration fees, travel expenses, meals, a job for a relative, a favor, and in-kind services.

The FCPA also requires that all Company books, records, and accounts must describe in reasonable and accurate detail all transactions and payments, and be monitored by a system of internal financial controls that enhance compliance with applicable laws.

Our Code permits facilitating or expediting payments for certain routine governmental actions, but only in very limited situations.  The term “routine government action” includes only those actions that are routinely and commonly performed by the government official, such as processing routine government papers pursuant to a published price schedule.  The official must be obligated, and not have discretion, to perform the action.  Facilitating or expediting payments must be strictly controlled.  Also, it is often difficult to determine the legality of such payments under foreign laws.  For example, facilitating payments are allowed under the FCPA but may not be allowed under the U.K. Bribery Act.  A facilitating or expediting payment may only be made if the payment has been approved in advance by the Chief Compliance Officer.

Example of violations of this Code:

A potential Bahraini customer, an entity that is requesting proposals for dredging services, is partially owned by the Bahraini government.  The contracting officer from the Bahraini customer asks the Company for a bid.  The Company submits its proposal.  The contracting officer tells the Company employee handling the bid that all of the other companies paid $500 for the privilege of submitting a proposal.  What should the employee do?

This situation raises a potential bribery issue and should be discussed with the Chief Compliance Officer.

Working with Third Parties Abroad

Because the actions of a third party acting as an agent, representative, consultant, partner, or other intermediary can expose the Company to liability under the FCPA and other laws, careful and thorough due diligence is necessary on such persons.  A due diligence investigation must be undertaken prior to engaging in a business relationship with any third party in the international arena to ensure the legitimacy, background, and financial stability of the Company’s potential business partners.

In all situations where a joint venture, partnership, agent relationship, or other foreign business arrangement is being considered, the Chief Compliance Officer and/or the Legal Department must approve the arrangement.  Detailed information on the Company’s Third Party Due Diligence requirements is included in the Company’s Anti-Corruption and FCPA Compliance Program.  For a copy of such Program, contact the Chief Compliance Officer.

In addition, a member of Senior Management must be consulted before any discussions may take place concerning any joint ventures abroad.  This includes discussion of even the possibility for such a joint bid, joint venture, or subcontract relationship.  No employee of the Company has the authority to discuss any bid for international work with any competitor or other entity without such express prior permission of Senior Management and the Legal Department.

Anti-Boycott Laws

The anti-boycott laws were adopted to discourage U.S. firms from participating in foreign boycotts that the United States does not sanction.  The Company cannot sign any agreement with an explicit boycott provision.  For example, the Arab League supports a boycott of Israeli products, but the Company, as a U.S. corporation, cannot comply with the Arab League’s boycott.  In fact, the law requires a U.S. company to report to the U.S. government any situation where it has been asked to take an action that is prohibited by the anti-boycott laws.  The

Company has implemented comprehensive policies and procedures to help ensure that it follows the anti-boycott requirements.  These policies and procedures help to ensure that the Company does not enter into any type of foreign boycott that the United States does not sanction and, if needed, the Company timely reports to the U.S. government of any request for the Company to participate in such unsanctioned boycott.  All employees must consult with Senior Management and the Legal Department before beginning work in, or entering into an agreement about conducting business in, a foreign country.

Export Control Laws and International Sanctions

The U.S. government uses economic sanctions and trade embargoes to enforce various foreign policy and national security objectives, such as the regulation of transfers internationally of certain equipment or technology.  The Company must abide by all such sanctions and export laws, whether they apply to foreign countries, political organizations, or foreign individuals and entities.

FAIR COMPETITION: ANTITRUST LAW COMPLIANCE

The Company is committed to fair and open competition in markets around the world.  It is the policy of the Company to comply in all respects with the antitrust and competition laws of the United States, individual states, and other jurisdictions in which it operates.  Antitrust is a complicated area of the law, but it has a simple premise: a level playing field and fair rules of competition.  Some of the most important features are briefly summarized here.

Competitive bidding is an important part of the Company’s business.  The antitrust laws demand that all competitors develop cost and pricing data independently from other bidders.  In other words, no collusion or agreement with competitors in the marketplace is ever acceptable – whether it involves setting prices, comparing pricing data, submitting bids, or agreeing to any other terms of sale.

No employee must ever discuss fees, commissions, or other aspects of the Company’s pricing, price margins, or information related to pricing with competitors. Employees also must not discuss, or agree with competitors, to restrict the types of services that will be offered to customers or discuss restricting services to specific geographic areas.

Antitrust violations can have very serious consequences, not only for the Company, but also its employees.  Individuals found liable may face stiff penalties and fines, as well as possible time in prison.  Any questions about compliance with any antitrust requirements should be directed to the Chief Compliance Officer.

ENVIRONMENTAL MATTERS: BEING GOOD STEWARDS OF OUR NATURAL RESOURCES

The Company recognizes that some of its operations may occur in ecologically sensitive areas.  All efforts are made to continually improve and refine operations to minimize unintended environmental impacts.  The Company is committed to programs that educate, train, and communicate environmental safeguards to all of its employees.

The commitment of every employee is necessary so that environmental matters remain a constant priority.  All employees must recognize the obligation to promptly alert management to work-related actions that could threaten the environment and to swiftly respond to any health, safety, or environmental incident with the goal of minimizing damage to life, the environment, and property.

Should an employee become aware of any actual or potential environmental issue, he or she should promptly report such concerns to a supervisor, the Site Safety Advisor or the Chief Compliance Officer.

INSIDER TRADING: FOLLOWING THE RULES

As a publicly traded company, we expect all employees to comply with both, the Company’s Insider Trading Policy and the securities trading laws.  No employee, director, or officer of the Company or member of the immediate family or household of them, may engage in any transaction involving the purchase or sale of Company stock if that person has material non-public information or "inside information" concerning the Company.  In addition, no employee may purchase or sell another company’s securities while in possession of material non-public information regarding that company.  Such non-public information can include such things as: financial information or forecasts, acquisitions or dispositions, top management or control changes, major contract awards or cancellations, marketing plans, stock splits, or significant litigation exposure.

The unauthorized disclosure of such confidential, material, and proprietary information is a violation of Company policy as well as potential violation of federal securities laws.  It is against Company policies for any director, officer, or employee to use material non-public information regarding the Company or any other company to: (a) obtain profit for himself or herself; or (b) directly or indirectly “tip” others who might make an investment decision on the basis of that information.

Reporting Violations

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow colleagues. If you ever become aware of an actual, suspected, or potential ethical problem, legal or regulatory violation, illegal behavior, violation of Company policy or this Code, you should promptly report it directly to your supervisor and/or the Chief Compliance Officer. If you are powerless to stop suspected misconduct or discover it after it has occurred, you should report it as promptly as possible. If you do not feel comfortable reporting a violation directly to your supervisor or the Chief Compliance Officer, we encourage you to use the “Listen-Up” hotline.  You may choose to use the hotline anonymously via phone at 1-866-398-0010, website at www.listenupreports.com or mail at Listen Up/SAI Global; 101 Morgan Lane #301; Plainsboro, NJ 08536. If you report anonymously using the hotline, your identity will be kept confidential except as needed to conduct the investigation. The Company takes reports seriously.  After receiving a report of an alleged prohibited action, the Company will promptly review the report and take all appropriate actions necessary to investigate. All employees are expected to cooperate in any investigation and be both truthful and forthcoming with information.

COMMITTED TO ANTI-RETALIATION

The Company will not take an adverse employment action and will not retaliate or tolerate retaliation by management or any other person, directly or indirectly, when an employee makes a good faith report or complaint. This safeguard also applies to reports involving the suspicion of fraud, questionable accounting practices or matters pertaining to auditing or internal controls, or violations of state or federal law.

policIES

The Company has implemented various policies to address the matters specified in the Code.  Such policies are available to you. If you would like a policy on any particular matter specified in the Code, contact the Director of Internal Audit.

Compliance and Accountability

The responsibility of the Chief Compliance Officer is to maintain corporate policies, monitor compliance with this Code, and respond to reports of violations.

Any employee who ignores or violates this Code and/or any Company policies, and any supervisor who penalizes an employee for trying to follow this Code and/or any Company policies, may be subject to disciplinary action, including termination of employment. The Chief Compliance Officer, Senior Management, the Audit Committee, or Board of Directors, as appropriate, shall determine, or designate appropriate persons to determine, any actions to be taken in the event of a violation of this Code.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. They may include verbal or written warnings, re-assignment, suspension, demotion, or termination of employment. In determining what action is appropriate in any particular case, the Company shall take into account all relevant information, including whether the violation may have been inadvertent.

Contact Persons Identified in this Code of Business Conduct and Ethics

Senior Management:

Jonathan W. Berger, Chief Executive Officer (630-574-3485)

Kyle D. Johnson, Chief Operating Officer (630-574-3465)

David E. Simonelli, President of Dredging Operations (630-574-3462)

Mark W. Marinko, Chief Financial Officer (630-574-2960)

Christopher P. Shea, President of GLEIS (630-574-2957)

Bob Bisal, Chief Compliance Officer (630-928-4360)

Kathleen M. LaVoy, Interim Chief Legal Officer (630-574-3468)

Kevin Murphy, General Counsel, Environmental and Infrastructure Solutions (630-928-4345)

Christine M. Schuver, Director of Human Resources (630-928-4328)

Jason Campbell, Director of Safety, Health & Environment & Risk Management (630-574-3017)

Travis Heyer, Director of Internal Audit (630-574-3779)

Listen-Up Hotline

Telephone: 1-866-398-0010

Website: www.listenupreports.com

Mail:	Listen Up/SAI Global 101 Morgan Lane #301 Plainsboro, NJ 08536